Exhibit 99.4

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350

In connection with this Annual Report of Sprott Physical Gold Trust (the “Trust”) on Form 40-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission (the “SEC”) on or about the date hereof (the “Report”), I, Steven Rostowsky, Principal Financial Officer of Sprott Asset Management LP, the Manager of the Trust, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

This certification is made solely for the purposes of 18 U.S.C. Section 1350, and not for any other purpose.  A signed original of this written statement has been provided to the Trust and will be retained by the Trust and furnished to the SEC or its staff upon request.

Date: March 28, 2013

/s/ STEVEN ROSTOWSKY
Steven Rostowsky
Principal Financial Officer